FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on October 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: October 31, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 31, 2006
URL: http://www.komatsu.com/

Consolidated Interim Business Results

for the Fiscal Year Ending March 31, 2007 (U.S. GAAP)

1. Results for the First Half of the Fiscal Year Ending March 31, 2007

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Results

	Millions of yen & US dollars except per share amounts

	First half ended September 30, 2006			First half ended September 30, 2005	Changes Increase		The entire FY ended March 31, 2006
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	941,162	7,976		809,709	131,453	16.2%	1,701,969
Operating income	122,249	1,036		89,013	33,236	37.3%	176,768
Income before income taxes, minority interests and equity in earnings of affiliated companies	117,649	997		85,136	32,513	38.2%	169,073

Net income	67,208	570		59,796	7,412	12.4%	114,290

Net income per share (Yen & US cents)
Basic	¥67.65	57.3	¢	¥60.27	¥7.38		¥115.13
Diluted	¥67.51	57.2	¢	¥60.18	¥7.33		¥114.93

Notes: 1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America. (U.S. GAAP)

2)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the first half ended September 30, 2006 at the rate of ¥118 to $1, the approximate rate of exchange at September 30, 2006.

3)	Equity in earnings of affiliated companies:

First half period ended September 30, 2006: 1,316 million yen

First half period ended September 30, 2005: 536 million yen

The entire fiscal year ended March 31, 2006: 2,705 million yen

4)	The numbers of average common shares outstanding were as follows:

First half period ended September 30, 2006: 993,514,498

First half period ended September 30, 2005: 992,145,951

The entire fiscal year ended March 31, 2006: 992,733,616

5)	Changes in accounting procedures since the last consolidated fiscal year: None.

6)	Net income per share above is based on the provisions of Statement of Financial Accounting Standards No.128, “Earnings per share.”

7)	Operating income stated hereafter represents the amount in conformity with U.S. GAAP, as Komatsu Ltd. changed its form of consolidated statement of income from single- to multiple-step, starting in the first half period ended September 30, 2006. The previous operating income for the fiscal year ended March 31, 2006 and for the first half period ended September 30, 2005, are presented in conformity with U.S. GAAP to ensure comparability. [In the past, Komatsu presented operating profit as the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses) in conformity with Japanese accounting principles and practices.]

(2) Consolidated Financial Position

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Total assets (Millions of yen)	1,762,030	1,532,978	1,652,125
Shareholders’ equity (Millions of yen)	683,198	552,442	622,997
Shareholders’ equity ratio (%)	38.8	36.0	37.7
Shareholders’ equity per share (Yen)	687.54	556.56	626.98

Note: The numbers of common shares outstanding were as follows:

September 30, 2006: 993,681,169

September 30, 2005: 992,599,364

March 31, 2006: 993,645,492

(3) Cash Flow

Millions of yen

	First half ended September 30, 2006	First half ended September 30, 2005	The entire FY ended March 31, 2006
Net cash provided by operating activities	102,512	58,726	136,107
Net cash used in investing activities	(72,062)	(19,311)	(81,792)
Net cash used in financing activities	(16,607)	(52,241)	(83,460)
Cash and cash equivalents, end of period	84,100	85,076	69,997

(4) The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries: 159 companies

•	Number of affiliated companies accounted for by the equity method: 41 companies

(5) Changes in Group of Entities

•	Consolidated subsidiaries

Added:     3 companies

Removed: 1 company

•	Affiliated Companies accounted for by the equity method

None

2. Projections for the Entire Fiscal Year ending March 31, 2007

(From April 1, 2006 to March 31, 2007)

Komatsu has revised the projections of October 12, 2006 as below.

Millions of yen

	Net sales	Operating income	Income before income taxes, minority interests and equity in earnings of affiliated companies from continued operations	Net income from discontinued operations	Net income
The entire fiscal year	1,868,000	231,000	220,000	10,000	145,000

Notes: 1)	Forecast of net income per share (basic): 145.92 yen

2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

The Komatsu Group

(As of September 30, 2006)

Business Categories and Principal Products & Services
Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-Servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws and trimmers/brushcutters

Others	Commercial-use prefabricated structures

Electronics

Electronic Materials	Silicon wafers

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction and Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safety Training Center Ltd.
Komatsu Business Support Ltd.
Komatsu Cabtec Co., Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and 39 other companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
QUALICA, Inc.
and 32 other companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
Komatsu Latin-America Ltd.
<Construction and Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and 31 other companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and 4 other companies
<Electronics>
Komatsu Silicon America LLC
[Asia, Oceania & Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction and Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and 18 other companies
<Industrial Machinery, Vehicles and Others>
7 manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction and Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag GmbH
Komatsu Deutschland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Forest AB
and 8 other companies
<Industrial Machinery, Vehicles and Others>
2 sales companies
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
● Consolidated Companies
○ Affiliated Companies Accounted for by the Equity Method
Supply of Products
Supply of Parts & Components

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This policy not only applies to its products and services but also extends to all other aspects of the Komatsu Group, including organizations, businesses, employees and management. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

3. Basic Policy for Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. Based on this policy, the Company changed the unit of trading from 1,000 to 100 shares effective August 1, 2006 in order to expand the number of individual shareholders and enhance the liquidity of its shares.

4. Mid to Long-Range Management Plan and Issues Ahead

The Komatsu Group (Komatsu Ltd. and its consolidated subsidiaries) is projecting that the construction and mining equipment market will continue to enjoy firm demand from growth in infrastructure and burgeoning resource development projects around the world. Under such an environment, the Group is well prepared to concert its efforts on the market introduction and sales promotion of its DANTOTSU (Unique and Unrivaled) products with advanced features in the areas of environmental friendliness, safety and IT. At the same time, the Group will also continue to expand its production capacity both in Japan and overseas.

In North America and Europe, following Japan and China, the Group has already launched the models equipped with KOMTRAX (Komatsu Machine Tracking System) as a standard feature. Therefore, we are making effective utilization of the information gained from KOMTRAX to reform its production, sales and inventories, and reinforce its product support capability. To further enhance its position in the global marketplace, the Group is focusing efforts to strengthen its production, sales and service capabilities in the Greater Asia region as an important, growth market.

In the industrial machinery, vehicles and others segment, related companies of the Komatsu Group will strive to improve profitability by launching products with original features and further distinguishing themselves from competitors. With respect to large presses, for which Komatsu anticipates a high level of orders to continue, the Company will expand its production capacity by steadfastly advancing the construction of a new plant scheduled for start up in January 2007.

In October this year, Komatsu transferred 51% of the outstanding shares of Komatsu Electronic Metals Co., Ltd. to SUMCO CORPORATION. The Komatsu Group will focus its management resources on an "industrial-use machinery business" in a broad sense of the term, such as construction and mining equipment, forklift trucks, presses and sheet-metal machinery, in order to further improve its business performance.

We at the Komatsu Group believe our corporate value is the total sum of trust given to us by all our stakeholders and society. To increase this corporate value, we have set the following two management goals.

1)	To maintain industry’s top–level profitability and financial position, and to enhance our position in the global marketplace, especially in the Greater Asia region: and

2)	To continue management while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To accomplish these two goals, the Komatsu Group is working on the second-stage Reform of Business Structure project. By centering on the value-chain renovation through IT utilization and further reinforcement of “jobsite capabilities,” the Komatsu Group is advancing the reform project on a global scale. Through such reform activities, the Komatsu Group will also emphasize human resource development with an eye to the future, because it is human resources that support sustainable corporate growth.

Komatsu Ltd., teaming up with other Group companies, is ensuring sound and transparent management by strengthening its corporate governance, while working to improve management efficiency.

5. Parent Company Information

Non applicable.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the interim period ended September 30, 2006, the Komatsu Group registered its fifth consecutive interim period of growth in consolidated interim sales and profits, which also represents the record-high 6-month figures. These results reflect a continued improvement of the construction and mining equipment business as well as a good performance of the industrial machinery, vehicles and others business.

Consolidated net sales for the interim period under review expanded 16.2% over the previous interim period, to ¥941.1 billion (US$7,976 million, at US$1=¥118). As demand for construction and mining equipment continued to expand around the world, the Komatsu Group stepped up sales of the construction and mining equipment business by not only expanding our production capacity, but also working to boost sales of renewed models compliant with new emission regulations of the United States, Europe and Japan, to increase prices and to reinforce product support capabilities. In the industrial machinery, vehicles and others business, the Group expanded sales of industrial machinery and forklift trucks, in particular, by capitalizing on strong private-sector capital outlays. Sales of the electronics business also improved over the interim period a year ago, as the silicon wafer market remained buoyant.

Operating income* reached ¥122.2 billion (US$1,036 million) for the interim period, registering substantial growth of 37.3% from the previous interim period. Operating income ratio improved to 13.0%, up 2.0 percentage points from a year ago. Improved profitability is supported by not only expanded sales of the construction and mining equipment business and the industrial machinery, vehicles and others business, but also increased prices in Japan and overseas. Reflecting this outstanding improvement of operating income, income before income taxes climbed 38.2% over the last corresponding period, to ¥117.6 billion (US$997 million). As a result, net income for the interim period advanced to ¥67.2 billion (US$570 million), up 12.4% over the previous interim period.

Note: *	Starting in the interim period under review, Komatsu presents operating income in accordance with U.S. GAAP. To ensure comparability, Komatsu is also indicating operating income for the corresponding period a year ago after reclassifying it in accordance with U.S. GAAP.

On a non-consolidated basis, interim sales expanded to ¥355.7 billion (US$3,015 million), up 22.3% over the corresponding period a year ago, supported by strong sales of large presses which feature AC Servo technologies in addition to brisk exports of construction and mining equipment. Ordinary profit and net income for the interim period reached ¥45.5 billion (US$386 million) and ¥30.7 billion (US$260 million), up 85.6% and 117.2%, respectively, from the previous interim period. As a result, the Company recorded the fourth consecutive interim period of improvement in sales and profits.

Results by operation are summarized below. Segment profit by operation is based on net sales less cost of sales and selling, general and administrative expenses. Segment profit ratios are based on sales after eliminating inter-segment transactions.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the interim period advanced 20.1% over the corresponding period a year ago, to ¥738.6 billion (US$6,260 million), against the backdrop of expanded market demand around the world. Mainly reflecting multiplied sales volume and increased selling prices, segment profit for the interim period accelerated 56.7% over the previous interim period, to ¥101.4 billion (US$860 million). Segment profit ratio improved to 13.7%, up 3.2 percentage points.

[Sales of Construction and Mining Equipment by Region (Geographic Origin)]	Billions of yen

	First half ended September 30, 2006 (A) 1USD=¥115 1EUR=¥147	First half ended September 30, 2005 (B) 1USD=¥110 1EUR=¥136	Changes Increase (A)-(B)		The entire FY ended March 31, 2006 1USD=¥114 1EUR=¥138
Japan	133.2	129.3	3.9	3.0%	274.7
The Americas	245.0	196.5	48.4	24.7%	421.1
Europe & CIS	135.5	105.7	29.7	28.1%	224.2
Asia & Oceania	107.6	103.6	4.0	3.9%	195.7
China	46.8	26.6	20.1	75.9%	68.1
The Middle East & Africa	70.3	53.1	17.2	32.4%	107.1

Total	738.6	615.0	123.6	20.1%	1,291.2

<Japan>

While Japanese public works remained slack, private-sector capital investments increased. In addition, robust exports of used equipment promoted market stock adjustment in Japan. As a result, demand for new equipment grew, especially from the rental equipment industry. Interim sales of construction and mining equipment in Japan improved from the previous interim period, supported by expanded sales of used equipment in addition to expanded sales of new equipment and increased selling prices.

In the rental equipment business, Komatsu worked to further enhance management efficiency in order to improve profitability. On October 1 this year, Komatsu combined 10 consolidated rental companies in Japan and established Komatsu Rental Japan Ltd.

<The Americas>

North American demand remained at a high level during the interim period, driven by non-residential construction projects, highway-related works, and burgeoning resource developments in both the United States and Canada, which overrode the slowdown of housing starts. In Latin America, demand advanced particularly for mining equipment. In these conditions, the Komatsu Group worked to promote sales of renewed models which are compliant with Tier 3 emission gas regulations, while concerting its efforts to increase selling prices. The Komatsu Group also worked to reinforce sales and product support capabilities to mines in both regions. Interim sales in both North and Latin Americas expanded over the interim period a year ago.

<Europe & CIS>

As European markets steadily expanded in tandem with growth of the European Union, the market recovery of Germany, the largest market of Europe, became very evident during the interim period. Sales in Europe for the interim period improved over the previous interim period, as the Komatsu Group worked to expand sales of large wheel loaders with enhanced performance and other products which are compliant with Stage 3 emission gas regulations, uplift production efficiency, and reinforce its distributor networks in eastern Europe, in addition to expanded markets. In CIS, demand was strong from aggressive resource development and from infrastructure development in metropolitan cities, and the Komatsu Group expanded sales. As a result, interim sales of Europe & CIS advanced over the previous interim period.

<China>

The Chinese market continued to sustain a high level of growth during the interim period under review, fueled by increased civil engineering works under the regional development policy of China’s 11th five-year plan and by advances of urbanization, in addition to enhanced management of mining operation and development of new mines. Under such an environment, The Komatsu Group and distributors teamed up to improve efficiency of sales and production operations based on information, gained from IT deployment, concerning sales negotiations in progress and operating conditions of customers’ machines. As a result, interim sales in China made a sizable gain over the corresponding period a year ago.

<Asia & Oceania>

During the interim period under review, Southeast Asian demand declined from the previous interim period as mainly affected by the skyrocketed oil prices. In Indonesia, the largest market of the region, demand in the mining sector decreased, but demand from the construction, agriculture and forestry industries expanded, showing some signs of market recovery. In Oceania, demand for mining equipment remained strong. As a result, while interim sales in Asia decreased from the previous interim period, those in Oceania advanced. Combined interim sales in Asia and Oceania advanced over the corresponding period a year ago.

<The Middle East & Africa>

Demand continued to expand in both regions, driven mainly by an increase in infrastructure development projects in Saudi Arabia and other oil producing countries as well as in Turkey, and burgeoned mining in African countries. The Komatsu Group concerted its efforts to carry out aggressive sales activities and improve and reinforce product support capabilities. As a result, interim sales accelerated over the corresponding period last year.

Industrial Machinery, Vehicles and Others

Interim sales of this business segment increased 5.2% over the previous interim period, to ¥147.8 billion (US$1,253 million), supported by good business performance of industrial machinery and forklift trucks. Segment profit for the interim period reached ¥13.9 billion (US$118 million), up 29.8% over the corresponding period last year. Segment profit ratio for the interim period improved to 9.4%, an increase of 1.8 percentage points.

Komatsu Forklift Co., Ltd. expanded interim sales by aggressively promoting sales of forklift trucks, centering on its flagship LEO NXT-V series, in the Middle East, CIS and other markets. In August this year, Komatsu bought 35% of the shares of Komatsu Forklift held by Linde AG of Germany, transforming Komatsu Forklift into a wholly owned subsidiary.

Interim sales of the industrial machinery business increased from the previous interim period, driven by excellent sales of large presses, sheet metal and metal forging machines, machine tools and other machines against the backdrop of strong private-sector capital investments centering on the automobile manufacturing industry. In addition, Komatsu Industries Corporation remodeled its flagship small AC Servo Press “H1F” series in September this year and worked to gain new orders.

Interim sales of the agricultural and forestry equipment business of Komatsu Zenoah Co. increased over the previous interim period, supported by expanded export sales. In September this year, Komatsu reached a basic agreement with Husqvarna AB of Sweden for the sale of this business of Komatsu Zenoah. Komatsu and Husqvarna have started negotiations for the formal contract.

Electronics

Interim sales from the electronics segment increased 1.1% over the previous interim period, to ¥54.6 billion (US$463 million), supported by excellent performance of the silicon wafer business which offset a drop in sales as affected by the sale of the polycrystalline silicon and other businesses completed in the previous fiscal year. Segment profit for the interim period reached ¥9.7 billion (US$83 million), registering a sharp increase of 75.1%, and segment profit ratio improved to 17.8%, up 7.5 percentage points from the previous interim period.

During the interim period under review, the silicon wafer market sustained good conditions. Komatsu Electronic Metals Co., Ltd. (KEM) boosted sales of 300-mm wafers for which KEM had expanded its production capacity, while recording excellent sales of 200-mm and smaller wafers. Sales of KEM for the interim period increased sharply over the corresponding period a year ago.

Komatsu accepted SUMCO CORPORATION’s tender offer for KEM and transferred 51% of the shares of KEM held by Komatsu, while Komatsu had held 61.93% before the tender offer. (The transfer was completed on October 18, 2006.)

As a result of the completion of the tender offer, KEM and its subsidiaries are no longer consolidated subsidiaries of Komatsu. For the full fiscal year ending March 31, 2007, Komatsu will state the gain on the sale of KEM and the operation results of KEM and its subsidiaries as a separate line item, “Net income from discontinued operations,” in the Consolidated Statements of Income in accordance with Statement of Financial Accounting Standards No. 144.

2. Conditions of Consolidated Cash Flows

For the interim period under review, net cash provided by operating activities increased by ¥43.7 billion over the previous interim period, to ¥102.5 billion (US$869 million), reflecting further improvements of business results which covered an increase in working capital against the backdrop of expanded market demand. Net cash used in investing activities totaled ¥72 billion (US$611 million), up ¥52.7 billion over the previous interim period, due to aggressive investments made to expand production capacities and improve productivity in Japan and overseas. Net cash used in financing activities decreased by ¥35.6 billion from the previous interim period, to ¥16.6 billion (US$141 million).

As a result, cash and cash equivalents totaled ¥84.1 billion (US$713 million), an increase of ¥14.1 billion compared to the amount at the end of the previous interim period.

Trends of Cash Flow Indicators:

	First half ended September 30, 2006	First half ended September 30, 2005	The entire FY ended March 31, 2006
Shareholders’ equity ratio (%)	38.8	36.0	37.7
Shareholders’ equity ratio at aggregate market value (%)	115.0	100.1	135.0
Years of debt redemption	1.8	3.3	2.8
Interest coverage ratio	13.7	9.6	10.7

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Business Risks

The Komatsu Group believes that it maintains its management strategy and resources to win against the competition based on available information. The Komatsu Group has identified, within a foreseeable scope as of the date of this news release, the following primary risk factors in the surrounding business and other environments.

1) Economic and market conditions

As the Komatsu Group engages in business on a global basis, its market and competitive conditions differ by region. The demand for Komatsu Group’s products and business environment for the Komatsu Group could change substantially, affected by the regional market and political and economic conditions.

Both construction and mining equipment business and industrial machinery, vehicles and others business are generally economy-cyclical in advanced economic regions. Therefore, factors which are beyond the control of the Komatsu Group, such as housing starts, industrial production level, public investments in infrastructure development, and private-sector capital outlays, could affect demand for Komatsu Group’s products, bring about an improper balance between inventory level and production capacity, and consequently force down the sales prices for Komatsu Group’s products. Such changes in the business environment could produce lowered profitability and additional expenses, and could result in adverse effects on Komatsu Group’s growth strategy and results of operations.

2) Foreign currency exchange rate fluctuation

Approximately 70% of Komatsu Group’s total sales come from sales outside Japan, and a substantial portion of overseas sales is affected by foreign currency exchange rate fluctuations. In general, the Japanese yen’s appreciation against other currencies negatively affects Komatsu Group’s results of operations, while the yen’s depreciation affects them positively. Foreign currency exchange rate fluctuations could also affect the comparative prices of products that the Komatsu Group and foreign competitors sell in the same market and costs of materials used in production. The Komatsu Group is working to alleviate the effect of such foreign currency exchange rate fluctuations by diversifying plant locations and placing production bases close to the market. The Komatsu Group also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. However, the foreign currency exchange rate fluctuations beyond the projected fluctuation range could adversely affect Komatsu Group’s results of operations.

3) Fluctuations in the financial markets

The Komatsu Group is working to improve efficiency of assets to reduce interest-bearing debt as much as possible. The Komatsu Group had short-and long-term interest-bearing debt of approximately ¥380 billion in total at September 30, 2006. While the effects of interest rate fluctuations are alleviated since interest rates for about half of such interest-bearing debts are fixed, an increase in interest rates will continue to result in an increase in interest expenses, reducing Komatsu Group’s profit.

Fluctuations in the financial markets, such as fluctuations of the fair value of marketable securities and interest rates, could also increase the unfunded obligation of pension plans, which would result in an increase in periodic pension costs. Such increase in interest expenses and pension costs may adversely affect Komatsu Group’s results of operations and financial conditions.

4) Local regulations

The Komatsu Group engages in business in many countries of the world, and is exposed to political and economic risks in each country where it operates. If the government of a given country enacts new regulations in the area of import/export duties, quotas, currency restrictions and taxation, etc., which are unfavorable for the Komatsu Group, the Komatsu Group may have to bear related costs in order to comply with such regulations. It is impossible for the Komatsu Group to predict such future costs, and they could negatively affect Komatsu Group’s results of operations.

5) Environmental laws and regulations

Komatsu Group’s operations and products need to comply with increasingly stringent environmental laws and regulations in the numerous countries in which the Komatsu Group operates. The Komatsu Group expends a significant amount of management resources to comply with regulations concerning the emissions levels of its manufacturing facilities and products. The Komatsu Group also expends a large amount of research and development expenses to develop products which meet such laws and regulations. However, if such laws and regulations are revised in the future, the Komatsu Group may have to bear more costs and capital expenditures to comply with newly set standards and the increase of such costs could adversely affect Komatsu Group’s results of operations.

6) Product liability claims

The Komatsu Group works to sustain and ensure Quality and Reliability of its operations and products based on stringent standards established in-house. However, if any unexpected defect in Komatsu Group’s equipment should result in accidents, it could cause product liability claims to be filed against the Komatsu Group. If they should not be covered by insurance, the Komatsu Group would have to bear the costs, which could consequently reduce Komatsu Group’s profit.

7) Business alliances and collaborative relationships

The Komatsu Group has entered into various alliances and collaborative relationships with distributors, suppliers and other third parties to reinforce its international competitiveness. Through such arrangements, the Komatsu Group has built it procurement and sales networks around the world and is working to improve its product development, production, supply and service capabilities. While the Komatsu Group expects its alliances and collaborative relationships to be successful, if the Komatsu Group could not attain expected results or alliances and/or if collaborative relationships were terminated, such developments could adversely affect Komatsu Group’s results of operations.

8) Procurement, production and other matters

Komatsu Group’s procurement of parts and materials is exposed to the effects of commodity price fluctuations. The surging prices of commodities increase the costs of materials for Komatsu Group’s products and production costs. At the same time, this market condition for commodities can result in a short supply of parts and materials, making it difficult for the Komatsu Group to engage in timely procurement and production and thus lowering Komatsu Group’s production efficiency. For increased costs for materials, the Komatsu Group plans to reduce other costs and pass on the increased costs through prices of its products. Concerning the problems of timely procurement and production, the Komatsu Group plans to minimize the effects by promoting closer collaboration among all related divisions. However, the more-than-anticipated surging price of materials and prolonging tight supply and demand thereof could adversely affect Komatsu Group’s results of operations.

9) Information security

The Komatsu Group might obtain information concerning customers and individuals in the course of business activities. The Komatsu Group also has confidential marketing and technological information. The Komatsu Group is paying the closest attention to confidentiality of such information. To safekeep such information from unauthorized access, tampering, destruction, leakage, losses and other damages, the Komatsu Group is implementing appropriate safety measures, including rational technological measures, while strengthening information management capabilities. If accidents should occur, such as a leakage of information concerning customers and individuals, the Komatsu Group would have to account for liability for damage, and such accidents could adversely affect Komatsu Group’s reputation and confidence. Leakage and misuse of Komatsu Group’s confidential marketing and technological information by a third party could adversely affect Komatsu Group’s results of operations.

10) Natural calamity and accidents

As the Komatsu Group conducts global business, it operates and maintains development, production, sales and other business facilities in many countries. The Komatsu Group is exposed to the risk of negative effects on its results of operations, when natural disasters, such as earthquakes and floods, and accidents occur on an unpredictable scale, devastatingly damage one or more facilities to the extent that such facilities’ operations cannot be recovered in a short period of time, and cause delays or disruption of procurement of materials and parts, production or sales and service activities.

4. Outlook for the Fiscal Year ending March 31, 2007

In its mainstay construction and mining equipment business, while there are some factors of concern, such as further slowing housing starts in North America, Komatsu anticipates that investments in energy-related fields and social infrastructure developments will continue to expand. In this light, Komatsu can expect to accelerate sales by meeting associated growth in demand for equipment. In the industrial machinery business, Komatsu also projects that sales will advance against the backdrop of steady capital investments. On a consolidated basis, Komatsu is working to renew the record-high sales, operating income, income before income taxes, and net income registered for the previous fiscal year.

As of today, Komatsu has revised the projections of October 12 concerning consolidated and non-consolidated business results for the fiscal year, ending March 31, 2007, as follows.

1) Consolidated

Billions of yen

	FY ended March 31, 2006		Current projection (B)	Changes (%) (B)/(A)
	Results	Results excluding KEM* (A)
Net sales	1,701.9	1,631.5	1,868.0	14.5
Segment profit	176.4	165.9	237.0	42.9
Operating income	—	164.8	231.0	40.2
Income before income taxes, minority interests and equity in earnings of affiliated companies from continued operations	169.0	157.1	220.0	40.0
Net income from continued operations	114.2	109.9	135.0	—
Net income from discontinued operations	—	4.3	10.0	—
Net income	114.2	114.2	145.0	26.9

Note:	Komatsu will state the gain on the sale of KEM and the operation results of KEM and its subsidiaries as a separate line item, “Net income from discontinued operations,” in the Consolidated Statements of Income. Similarly, the Company will also calculate and express the corresponding figures for previous fiscal years according to the multiple-step income statement.

2) Non-consolidated

Billions of yen

	Results for FY ended March 31, 2006 (A)	Current projection (B)	Changes (%) (B)/(A)
Net sales	627.3	738.0	17.6
Ordinary profit	60.6	88.0	45.1
Net income	32.6	71.0	117.6

Foreign exchange rates are premised at ¥115 to US$1 and ¥146 to EUR1 for the fiscal year ending March 31, 2007.

5. Redistribution of Profits for the Interim Period Ended September 30, 2006

Komatsu has set the interim dividends per share at ¥13 by increasing ¥5 from ¥8 paid for the corresponding period last year, based on its basic policy concerning redistribution of profits.

Furthermore, the Company plans to increase the annual dividends per share by ¥9, to ¥27 (i.e., ¥13 for the interim and ¥14 for the fiscal year-end dividends per share).

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of September 30, 2006	As of September 30, 2005	Changes Increase (Decrease)	As of March 31, 2006
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥84,100	¥85,076	¥(976)	¥69,997
Time deposits	182	77	105	54
Trade notes and accounts receivable	432,452	351,397	81,055	397,998
Inventories	419,980	337,679	82,301	370,074
Other current assets	117,041	105,318	11,723	109,778

Total current assets	1,053,755	879,547	174,208	947,901

Long-term trade receivables	61,788	71,786	(9,998)	72,844

Investments	122,793	100,225	22,568	125,517

Property, plant, and equipment - Less accumulated depreciation	427,369	375,169	52,200	400,667

Other assets	96,325	106,251	(9,926)	105,196

Total	1,762,030	1,532,978	229,052	1,652,125

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	209,645	184,994	24,651	182,710
Trade notes and accounts payable	348,154	286,527	61,627	304,776
Income taxes payable	33,270	23,593	9,677	37,004
Other current liabilities	177,131	154,479	22,652	164,353

Total current liabilities	768,200	649,593	118,607	688,843

Long-term liabilities	266,102	287,478	(21,376)	292,416

Minority interests	44,530	43,465	1,065	47,869

Shareholders' equity:
Common stock	67,870	67,870	—	67,870
Capital surplus	136,414	136,172	242	136,137
Retained earnings	457,210	353,385	103,825	399,938
Accumulated other comprehensive income (loss) *	25,276	(458)	25,734	23,095
Treasury stock	(3,572)	(4,527)	955	(4,043)

Total shareholders' equity	683,198	552,442	130,756	622,997

Total	¥1,762,030	¥1,532,978	¥229,052	¥1,652,125

	As of September 30, 2006	As of September 30, 2005	Changes Increase (Decrease)	As of March 31, 2006
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥2,518	¥(13,280)	¥15,798	¥(2,240)

Net unrealized holding gains on securities available for sale	34,093	26,619	7,474	36,910

Pension liability adjustments	(10,860)	(13,177)	2,317	(11,299)

Net unrealized holding gains (losses) on derivative instruments	(475)	(620)	145	(276)

Short & long-term debt	¥376,817	¥389,375	¥(12,558)	¥377,913

Condensed Consolidated Statements of Income

Millions of yen

	First half ended September 30, 2006	First half ended September 30, 2005	Changes Increase (Decrease)		The entire FY ended March 31, 2006
	(A)	(B)	(A)-(B)%
Net sales	¥941,162	¥809,709	¥131,453	16.2	¥1,701,969
Cost of sales	671,173	595,472	75,701		1,247,656
Selling, general and administrative expenses	146,966	134,538	12,428		277,860
Other operating income (expenses)	(774)	9,314	(10,088)		315

Operating income	122,249	89,013	33,236	37.3	176,768

Other income (expenses)
Interest and dividend income	4,179	3,357	822		6,907
Interest expense	(7,484)	(6,086)	(1,398)		(12,733)
Other-net	(1,295)	(1,148)	(147)		(1,869)
Other income (expenses)	(4,600)	(3,877)	(723)		(7,695)

Income before income taxes, minority interests and equity in earnings of affiliated companies	117,649	85,136	32,513	38.2	169,073

Income taxes	45,134	20,849	24,285		47,021
Minority interests in income of consolidated subsidiaries	(6,623)	(5,027)	(1,596)		(10,467)
Equity in earnings of affiliated companies	1,316	536	780		2,705

Net income	¥67,208	¥59,796	¥7,412	12.4	¥114,290

Note:	Starting from the first half period ended September 30, 2006, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step. Operating income is expressed in conformity with U.S. GAAP.

Consolidated Statement of Shareholders' Equity

			Millions of yen

	First half ended September 30, 2006	First half ended September 30, 2005	The entire FY ended March 31, 2006
Common stock
Balance, beginning of period	¥67,870	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870	¥67,870

Capital surplus
Balance, beginning of period	¥136,137	¥135,792	¥135,792
Sale of treasury stock	36	380	345
Issuance of stock acquisition rights	265	—	—
Stock issue cost	(24)	—	—

Balance, end of period	¥136,414	¥136,172	¥136,137

Retained earnings, appropriated for legal reserve
Balance, beginning of period	¥23,416	¥22,341	¥22,341
Transfer from unappropriated retained earnings	519	354	1,075

Balance, end of period	¥23,935	¥22,695	¥23,416

Unappropriated retained earnings
Balance, beginning of period	¥376,522	¥277,196	¥277,196
Net income	67,208	59,796	114,290
Cash dividends paid	(9,936)	(5,948)	(13,889)
Transfer to retained earnings appropriated for legal reserve	(519)	(354)	(1,075)

Balance, end of period	¥433,275	¥330,690	¥376,522

Accumulated other comprehensive income (loss)
Balance, beginning of period	¥23,095	¥(21,485)	¥(21,485)
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	4,758	8,881	19,921
Increase (decrease) in net unrealized holding gains on securities available for sale	(2,817)	8,014	18,305
Adjustment for the period of pension liability	439	4,163	6,041
Increase (decrease) in net unrealized holding losses on derivative instruments	(199)	(31)	313

Balance, end of period	¥25,276	¥(458)	¥23,095

Treasury stock
Balance, beginning of period	¥(4,043)	¥(4,570)	¥(4,570)
Purchase of treasury stock	(432)	(1,711)	(2,027)
Sales of treasury stock	903	1,754	2,554

Balance, end of period	(3,572)	¥(4,527)	¥(4,043)

Total shareholders' equity	¥683,198	¥552,442	¥622,997

Disclosure of comprehensive income
Net income	¥67,208	¥59,796	¥114,290
Other comprehensive income, net of tax	2,181	21,027	44,580

Comprehensive income	¥69,389	¥80,823	¥158,870

Condensed Consolidated Statements of Cash Flows

				Millions of yen

	First half ended September 30, 2006	First half ended September 30, 2005	Changes Increase (Decrease)	The entire FY ended March 31, 2006
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥67,208	¥59,796	¥7,412	¥114,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,759	34,388	4,371	72,640
Deferred income taxes	6,547	(6,318)	12,865	(747)
Net loss (gain) from sale of investment securities and subsidiaries	676	(19,506)	20,182	(20,989)
Net loss (gain) on sale of property	64	(465)	529	(132)
Loss on disposal of fixed assets	885	1,718	(833)	8,284
Impairment loss on long-lived assets held for use	2	1,809	(1,807)	4,899
Pension and retirement benefits, net	1,074	1,040	34	5,123
Changes in assets and liabilities:
Increase in trade receivables	(17,936)	(20,821)	2,885	(58,821)
Increase in inventories	(45,207)	(28,084)	(17,123)	(52,228)
Increase in trade payables	39,782	19,245	20,537	32,360
Increase (decrease) in income taxes payable	(3,977)	10,399	(14,376)	24,532
Other, net	14,635	5,525	9,110	6,896

Net cash provided by operating activities	102,512	58,726	43,786	136,107

Investing activities
Capital expenditures	(63,945)	(50,100)	(13,845)	(112,915)
Proceeds from sale of property	5,188	5,488	(300)	12,915
Proceeds from sale of available for sale investment securities	249	2,851	(2,602)	4,112
Purchases of available for sale investment securities	(2,538)	(2,415)	(123)	(5,681)
Proceeds from sale of subsidiaries, net of cash disposed	—	25,195	(25,195)	26,610
Acquisition of subsidiaries, net of cash acquired	(11,321)	920	(12,241)	(10,464)
Collection of loan receivables	3,058	6,936	(3,878)	12,874
Disbursement of loan receivables	(2,625)	(8,163)	5,538	(9,244)
Decrease (increase) in time deposits	(128)	(23)	(105)	1

Net cash used in investing activities	(72,062)	(19,311)	(52,751)	(81,792)

Financing activities
Proceeds from long-term debt	7,446	12,230	(4,784)	51,432
Repayments on long-term debt	(22,312)	(52,406)	30,094	(118,165)
Increase (decrease) in short-term debt, net	13,476	(1,022)	14,498	7,108
Repayments of capital lease obligations	(5,752)	(5,137)	(615)	(10,473)
Sale of treasury stock, net	471	42	429	527
Dividends paid	(9,936)	(5,948)	(3,988)	(13,889)

Net cash used in financing activities	(16,607)	(52,241)	35,634	(83,460)

Effect of exchange rate change on cash and cash equivalents	260	392	(132)	1,632

Net increase (decrease) in cash and cash equivalents	14,103	(12,434)	26,537	(27,513)

Cash and cash equivalents, beginning of period	69,997	97,510	(27,513)	97,510

Cash and cash equivalents, end of period	¥84,100	¥85,076	¥(976)	¥69,997

Basis of Financial Statements (Consolidated)

1)	Changes in group of entities

Consolidated subsidiaries

Added:	3 companies

Removed: (Exclusion)	1 company

Affiliated companies accounted for by the equity-method

    None

2)	Adopted new accounting standards

Starting from the first half period ended September 30, 2006, Komatsu adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”

3)	Reclassification

Starting from the first half period ended September 30, 2006, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step.

4)	Subsequent events

In accordance with the decision of board of directors of Komatsu Ltd. on September 12, 2006, the company applied for the tender offer by SUMCO CORPORATION (hereinafter referred to as “SUMCO”) for Komatsu Electronic Metals Co., Ltd. (hereinafter referred to as “KEM”). Since the tender offer by SUMCO was completed on October 11, 2006, Komatsu Ltd. transferred the shares of KEM on October 18, 2006 as mentioned below.

[Reason for the transfer of KEM’s shares]

Komatsu’s core focus is the comprehensive “industrial machinery business,” such as construction and mining machinery and industrial machinery. With respect to the electronics business, including the silicon wafer business operated by KEM, Komatsu’s objectives had been to maintain the independent management of such business, and to seek to develop the business based on an alliance with a leading industrial partner.

KEM incorporated a joint venture company (Formosa Komatsu Silicon Corporation) with Taiwan Plastics Group in 1995, which has established a position as a top supplier of 200mm silicon wafers in Taiwan. Employing its dual manufacturing site system, in Japan and Taiwan, KEM has worked to strengthen its business and increase profitability.

Komatsu believes that KEM can expect further development of its business by becoming a member of the SUMCO Group through both an acceleration of capital investment in 300mm silicon wafers in Taiwan and synergy in the area of technology.

In addition, the transfer of the KEM shares to SUMCO will enable Komatsu to concentrate its management resources on its core focus of the comprehensive “industrial machinery business.” Komatsu will strengthen the operating base of its core focus even further and aims to actively expand its business.

[Profile of the company which was transferred]

Corporate name:	Komatsu Electronic Metals Co., Ltd.
Date of establishment:	April 18, 1960
Head office:	1324-2, Masuragahara, Omura, Nagasaki
Representative Director:	Takashi Abe
Business activities:	Manufacture and sale of silicon wafers
End of fiscal year:	March 31
Major shareholder:	Komatsu Ltd. (61.93%) (as of March 31, 2006)
Manufacturing locations:	Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp.)
Number of employees:	2,758 (consolidated)
Net sales:	JPY86.6 billion (for the fiscal year ended March 31, 2006) (consolidated)

[Profile of the purchaser of KEM’s shares]

Corporate name:	SUMCO CORPORATION
Date of establishment:	July 30, 1999
Head office:	1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director:	Kenjiro Shigematsu
Business activities:	Manufacture and sale of silicon wafers
End of fiscal year:	January 31
Major shareholders:	Sumitomo Metal Industries, Ltd. (29.95%), MITSUBISHI MATERIALS CORPORATION (29.95%)
Manufacturing locations:	Saga, Imari, Yonezawa and other locations
Number of employees:	5,554 (consolidated)
Net sales:	JPY220.5 billion (for the fiscal year ended January 31, 2006) (consolidated)

[Details of the transfer of KEM’s shares](consolidated)

Number of shares held by Komatsu group before the transfer: 18,882,900 (62.53% of total issued shares)

Number of shares transferred: 15,402,000 (Total Amount: 36,964 millions of yen)

Number of shares held by Komatsu group after the transfer: 3,480,900 (11.53% of total issued shares)

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit

Millions of yen

	First half ended September 30, 2006			First half ended September 30, 2005			The entire FY ended March 31, 2006
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	750,538	101,462	13.5	623,753	64,732	10.4	1,312,426	142,904	10.9
Industrial Machinery, Vehicles and Others	197,466	13,940	7.1	178,120	10,737	6.0	385,005	24,223	6.3
Electronics	54,660	9,752	17.8	54,064	5,569	10.3	110,601	13,244	12.0
Subtotal	1,002,664	125,154	12.5	855,937	81,038	9.5	1,808,032	180,371	10.0
Corporate & Elimination	(61,502)	(2,131)	—	(46,228)	(1,339)	—	(106,063)	(3,918)	—
Total	941,162	123,023	13.1	809,709	79,699	9.8	1,701,969	176,453	10.4

Other operating income (expenses)		(774)			9,314			315
Operating income		122,249			89,013			176,768

Interest and dividend income		4,179			3,357			6,907
Interest expense		(7,484)			(6,086)			(12,733)
Other-net		(1,295)			(1,148)			(1,869)
Income before income taxes, minority interests and equity in earnings of affiliated companies		117,649			85,136			169,073

Note: Sales amount of every business segment includes inter-segment transactions as below:

	First half ended September 30, 2006	First half ended September 30, 2005	The entire FY ended March 31, 2006
Construction and Mining Equipment	11,844	8,660	21,203
Industrial Machinery, Vehicles and Others	49,652	37,563	84,845
Electronics	6	5	15

Total	61,502	46,228	106,063

(2) Assets, Depreciation, and Capital Expenditures

Millions of yen

	As of Sept. 30, 2006	First half ended Sept. 30, 2006		As of Sept. 30, 2005	First half ended Sept. 30, 2005
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	1,250,029	28,346	46,172	1,062,376	23,605	42,378
Industrial Machinery, Vehicles and Others	277,726	3,915	9,317	238,441	3,818	6,418
Electronics	139,919	6,029	15,893	121,261	6,361	12,555

Subtotal	1,667,674	38,290	71,382	1,422,078	33,784	61,351

Corporate & Elimination	94,356	—	—	110,900	—	—

Total	1,762,030	38,290	71,382	1,532,978	33,784	61,351

	As of Mar. 31, 2006	The entire fiscal year ended Mar. 31, 2006
	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	1,167,336	50,399	99,622
Industrial Machinery, Vehicles and Others	259,951	7,060	14,622
Electronics	120,984	13,956	22,384

Subtotal	1,548,271	71,415	136,628

Corporate & Elimination	103,854	—	—

Total	1,652,125	71,415	136,628

2. Information by Region

(1) Sales and Segment Profit

							Millions of yen

	First half ended September 30, 2006			First half ended September 30, 2005			The entire FY ended March 31, 2006
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	587,363	66,238	11.3	502,850	37,121	7.4	1,069,380	96,141	9.0
The Americas	285,044	31,465	11.0	233,708	22,911	9.8	495,822	39,069	7.9
Europe	150,102	12,239	8.2	118,002	8,065	6.8	249,597	20,386	8.2
Others	176,680	20,502	11.6	140,604	12,285	8.7	291,054	28,161	9.7
Subtotal	1,199,189	130,444	10.9	995,164	80,382	8.1	2,105,853	183,757	8.7
Corporate & Elimination	(258,027)	(7,421)	—	(185,455)	(683)	—	(403,884)	(7,304)	—
Total	941,162	123,023	13.1	809,709	79,699	9.8	1,701,969	176,453	10.4

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets

					Millions of yen

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006
	Assets	Ratio (%)	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,098,699	62.3	991,483	64.7	1,046,024	63.3
The Americas	446,394	25.3	371,947	24.3	411,091	24.9
Europe	173,693	9.9	128,184	8.4	151,664	9.2
Others	229,030	13.0	164,788	10.7	201,168	12.2
Subtotal	1,947,816	110.5	1,656,402	108.1	1,809,947	109.6
Corporate & Elimination	(185,786)	(10.5)	(123,424)	(8.1)	(157,822)	(9.6)
Total	1,762,030	100.0	1,532,978	100.0	1,652,125	100.0

3. Overseas Sales

(1) First half ended September 30, 2006

Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	275,843	145,896	267,378	689,117
Consolidated net sales	—	—	—	941,162
Ratio of overseas sales to consolidated net sales (%)	29.3	15.5	28.4	73.2

(2) First half ended September 30, 2005

Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	225,500	114,272	220,162	559,934
Consolidated net sales	—	—	—	809,709
Ratio of overseas sales to consolidated net sales (%)	27.8	14.1	27.2	69.1

(3) The entire fiscal year ended March 31, 2006

Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	482,222	242,386	448,376	1,172,984
Consolidated net sales	—	—	—	1,701,969
Ratio of overseas sales to consolidated net sales (%)	28.3	14.2	26.4	68.9

Notes: 1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a)	The Americas: North America and Latin America
b)	Europe: Germany, U.K., and CIS
c)	Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

Millions of yen

	First half ended September 30, 2006 (A)		First half ended September 30, 2005 (B)		Changes Increase (Decrease) (A)-(B)		The entire FY ended March 31, 2006
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction and Mining Equipment
Japan	133,277	14.2	129,371	16.0	3,906	3.0	274,792	16.2
Overseas	605,417	64.3	485,722	60.0	119,695	24.6	1,016,431	59.7
	738,694	78.5	615,093	76.0	123,601	20.1	1,291,223	75.9
Industrial Machinery, Vehicles and Others
Japan	92,794	9.8	93,328	11.5	(534)	(0.6)	198,756	11.6
Overseas	55,020	5.9	47,229	5.8	7,791	16.5	101,404	6.0
	147,814	15.7	140,557	17.3	7,257	5.2	300,160	17.6
Electronics
Japan	25,974	2.8	27,076	3.4	(1,102)	(4.1)	55,437	3.3
Overseas	28,680	3.0	26,983	3.3	1,697	6.3	55,149	3.2
	54,654	5.8	54,059	6.7	595	1.1	110,586	6.5
Total
Japan	252,045	26.8	249,775	30.9	2,270	0.9	528,985	31.1
Overseas	689,117	73.2	559,934	69.1	129,183	23.1	1,172,984	68.9
	941,162	100.0	809,709	100.0	131,453	16.2	1,701,969	100.0

Marketable Securities

1. Marketable Securities

Millions of yen

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Investment Securities available for sale
Marketable equity securities
Cost	18,193	17,853	18,341
Fair value	76,931	64,006	81,744
Unrealized holding gains, net	58,738	46,153	63,403

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

Millions of yen & US dollars except per share amounts

	First half ended September 30, 2006			First half ended September 30, 2005	Changes Increase		The entire FY ended March 31, 2006
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	355,793	3,015		290,966	64,826	22.3	627,319
Japan	103,581	878		99,525	4,056	4.1	217,353
Overseas	252,211	2,137		191,440	60,770	31.7	409,965
Operating profit	39,001	331		22,487	16,513	73.4	56,837
Ordinary profit	45,546	386		24,544	21,001	85.6	60,662

Net income	30,725	260		14,148	16,576	117.2	32,635

Net income per share (Yen & US cents)
Basic	¥30.91	26.2	¢	¥14.26	¥16.65		¥32.53

Notes: 1)	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for the first half ended September 30, 2006 at the rate of ¥ 118 to $1, the approximate rate of exchange at September 30, 2006.

2)	The numbers of average common shares outstanding were as follows:

First half period ended September 30, 2006: 993,896,280

First half period ended September 30, 2005: 992,145,951

The entire fiscal year ended March 31, 2006: 992,733,616

Financial Position

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Total assets (¥ million)	920,942	831,611	859,957
Net assets (¥ million)	529,185	490,078	511,222
Equity ratio (%)	57.4	58.9	59.4
Net assets per share (Yen)	532.08	493.73	514.14

Note: The	numbers of common shares outstanding were below:

•	September 30, 2006: 994,058,863

•	September 30, 2005: 992,599,364

•	March 31, 2006: 993,645,492

Projection for the Fiscal Year Ending March 31, 2007

(From April 1, 2006 to March 31, 2007)

Millions of yen

	Net sales	Ordinary profit	Net income
The entire fiscal year	738,000	88,000	71,000

Note: Forecast of net income per share (basic) of the entire fiscal year: 71.42 yen

Cash dividends per share (Yen)
Interim	Year-end	Total
13.00	14.00	27.00

Sales by Operation

Millions of yen

	First half ended September 30, 2006 (A)		First half ended September 30, 2005 (B)		Changes Increase(Decrease) (A)-(B)		The entire FY ended March 31, 2006
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction and Mining Equipment
Japan	87,124	24.5	79,542	27.3	7,581	9.5	165,397	26.4
Overseas	244,490	68.7	183,712	63.1	60,778	33.1	388,093	61.9
	331,615	93.2	263,255	90.5	68,359	26.0	553,490	88.2
Industrial Machinery, Vehicles and Others
Japan	16,457	4.6	19,982	6.9	(3,525)	(17.6)	51,956	8.3
Overseas	7,720	2.2	7,728	2.7	(7)	(0.1)	21,872	3.5
	24,178	6.8	27,711	9.5	(3,532)	(12.7)	73,829	11.8
Total
Japan	103,581	29.1	99,525	34.2	4,056	4.1	217,353	34.6
Overseas	252,211	70.9	191,440	65.8	60,770	31.7	409,965	65.4
	355,793	100.0	290,966	100.0	64,826	22.3	627,319	100.0

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: October 31, 2006
No. 0036(2008)
URL: http://www.komatsu.com/

Komatsu Executes Agreement with TOYOBO

Concerning the Acquisition of Shares of NIPPEI TOYAMA

KOMATSU LTD. (President: Masahiro Sakane) (“Komatsu”) executed a Share Transfer Agreement today with TOYOBO CO., LTD. (President: Ryuzo Sakamoto) (“TOYOBO”) to acquire 20.4% of the shares of NIPPEI TOYAMA CORPORATION (President: Hiroyuki Horii) (“NIPPEI TOYAMA”) owned by TOYOBO. Upon completion of certain procedures, such as notifications and approvals, etc. under the competition laws of relevant jurisdictions, the share acquisition is scheduled to be completed by the end of December of this year.

Komatsu is positioning its expanded industrial machinery business, which is a combination of its construction and mining equipment business and its industrial machinery business, which is mainly comprised of stamping press machines used in the forming of automobile components, fabricating machineries and machine tools such as crankshaft millers, to be a core business of the Komatsu Group.

NIPPEI TOYAMA is highly regarded in the industry as a top manufacturer in the field of transfer machines used in the processing of automobile engines, various grinding machines, wire saws used in the semiconductor and solar application industries, and laser cutting machines, etc. The major customers for both NIPPEI TOYAMA and the industrial machinery business of Komatsu are the industries related to automobiles and semiconductors, and the synergies derived from the complementary effect of the product mix is strong. In addition, they each have manufacturing bases in the Hokuriku region of Japan. By this purchase of an equity interest and by becoming the largest shareholder of NIPPEI TOYAMA, Komatsu expects that synergies can be developed in the manufacturing area as well as in the research, development, sales and service areas.

[Outline of NIPPEI TOYAMA CORPORATION]

Corporate name:	NIPPEI TOYAMA CORPORATION
Date of establishment:	July 26, 1945
Location:	6-26-2 Minami-Oi, Shinagawa-ku, Tokyo
Representative Director:	Hiroyuki Horii
Capital:	¥6 billion
Listing:	Second section of the Tokyo Stock Exchange
Net sales:	¥73.6 billion (Fiscal year ended March 31, 2006)
Business activities:	Manufacture and sales of machine tools, industrial machines, real estate sales, etc.
Manufacturing bases:	Toyama and Kanagawa, Japan
Number of employees:	1,526 (Consolidated, as of March 31, 2006)

[Outline of TOYOBO CO., LTD.]

Corporate name:	TOYOBO CO., LTD.
Date of establishment:	June 26, 1914
Location:	2-2-8 Dojima Hama, Kita-ku, Osaka
Representative Director:	Ryuzo Sakamoto
Capital:	¥43.3 billion
Listing:	First section of the Tokyo and Osaka Stock Exchange
Net sales:	¥401.9 billion (Fiscal year ended March 31, 2006)
Business activities:	Manufacture and sales of plastics, functional materials, bio-science and medicals, and textiles
Manufacturing bases:	Tsuruga, Iwakuni, Shougawa and Inuyama, Japan
Number of employees:	11,705 (Consolidated, as of March 31, 2006)

[Number of the Share Acquisition, Ownership Ratio and Acquisition Amount]

Number of shares owned prior to acquisition:	0 shares (ownership ratio: 0%)
Number of shares acquired:	10,315,000 shares (ownership ratio: 20.4%)
Acquisition amount:	¥9,180 million

[Outlook]

Komatsu believes this acquisition of the shares will have only a minimal impact on its business performance for the current fiscal year.

(End)